COMMENTS RECEIVED ON 04/15/2024

FROM KEN ELLINGTON

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Latin America Fund and Fidelity Emerging Markets Fund

N-14 FILED ON 04/04/2024

N-14 Proxy Statement and Prospectus

1.

PROPOSAL 2 – SYNOPSIS – Annual Fund and Class Operating Expenses

C:

The Staff notes the fee tables are as of October 31, 2023, and requests we confirm that the fees presented in each fee table are still current. See Item 3 of Form N-14.

R:

We confirm that the fees presented in the fee table are still current.

2.

PROPOSAL 2 – THE PROPOSED TRANSACTION – Capitalization

C:

The staff requests we confirm that there have been no material changes to the balance sheet that should be reflected in the capitalization table.

R:

The capitalization tables were prepared using assets as of October 31, 2023, the most recent annual fiscal reporting period for the Fidelity Emerging Markets Fund, the accounting survivor. While assets have increased since October 31, 2023, relative net assets of the Acquired Fund have not changed materially.

3.

PROPOSAL 2 – SYNOPSIS – Who bears the expenses associated with the Reorganization?

C:

The Staff requests we disclose an estimate of expenses associated with the reorganization that will be borne by Fidelity Emerging Markets Fund and the Adviser.

R:

Form N-1A generally does not require separate disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. As a result, we believe our existing disclosure is sufficient.

4.

PROPOSAL 2 – THE PROPOSED TRANSACTION – Federal Income Tax Considerations

C:

The Staff requests that we disclose the dollar amount of any capital loss carryforward that is available for the acquired fund separately from net realized gains/losses.

R:

Form N-14 does not require disclosure of the specific dollar amount of any capital loss carryforward. The effect of capital loss carryforwards is described under “Federal Income Tax Considerations”, and as such we believe our existing disclosure is sufficient. Further, any capital loss carryforward would be indistinct from realized capital losses as they are the same for tax purposes.

“Assuming the Reorganization qualifies as a tax-free reorganization, as expected, Fidelity Latin America Fund’s unrealized gains/losses and net realized losses (if any) at the time of the Reorganization will generally carryover to Fidelity Emerging Markets Fund in the Reorganization and, based on the data shown below, Fidelity Emerging Markets Fund could have larger net unrealized gains and smaller net realized losses (in each case as a percentage of assets) than Fidelity Latin America. The Reorganization could also trigger tax rules that would impose an annual limit on Fidelity Emerging Markets Fund’s ability to use Fidelity Latin America Fund’s net realized and/or net unrealized losses (if any at the time of the Reorganization) to offset gains following the Reorganization. As a result of the foregoing, Fidelity Latin America Fund shareholders could end up receiving capital gain distributions sooner and/or in larger amounts than they would if Fidelity Latin America Fund continued as a standalone fund.”

5.

PROPOSAL 2 – FORM N-14 STATEMENT OF ADDITIONAL INFORMATION

“The Reorganization will not result in a material change to the Acquired Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund. In particular, each security held by the Acquired Fund is eligible to be held by the Acquiring Fund. As a result, a schedule of investments of the Acquired Fund modified to show the effects of the change is not required and is not included. Notwithstanding the foregoing, changes may be made to the Acquired Fund’s portfolio in advance of the Reorganization and/or the Acquiring Fund’s portfolio following the Reorganization.”

C:

The Staff notes the underlined disclosure in the N-14 SAI and requests that we disclose the following for each fund: estimate of the percentage of each fund’s portfolio that is expected to be sold in connection with reorganization; the dollar amount of transaction costs that are expected to be generated a result of the trades; and the estimated impact to shareholders regarding capital gains distributions including dollars and per share amounts.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganizations will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of the acquired funds are permissible investments for the acquiring funds. Nevertheless, if shareholders approve the Reorganization, FMR expects to reallocate assets as part of repositioning the combined portfolios, resulting in the purchase and sale of securities held by the funds. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

6.

PROPOSAL 2 – Accounting Survivor

C:

The Staff requests that we include in correspondence and disclose in the N-14 filing that the acquiring fund is the accounting survivor.

R:

We confirm that the acquiring fund will be the accounting survivor for the merger and that appropriate disclosure will be added to “The Proposed Transactions” section of the registration statement:

“The Acquiring Fund will be the accounting survivor.”

7.

Form N-14

C:

The Staff notes there was no proxy card in the filing and requests we provide a draft of the proxy card as well as include it in the revised filing.

R:

We will provide a draft of the form of proxy card to the Staff and will file it with the funds’ next filing.

8.

Appendix D

“The Board of Trustees has established various committees to support the Independent Trustees in acting independently in pursuing the best interests of the funds and their shareholders. Currently, the Board of Trustees has 9 standing committees. The members of each committee are Independent Trustees. Advisory Board Members may be invited to attend meetings of the committees. See Appendix F for the number of meetings each standing committee held during each fund’s last fiscal year.”

C:

The Staff requests we confirm that all disclosure required by Item 22(b) has been provided, in particular the disclosure identifying any Board member who attended less than 75% of meetings per Item 22(b)(15).

R:  All disclosure required by Item 22(b) has been provided in the initial N-14 filing. In addition, all Board members have attended 75% or more of the meetings. As a result, no additional disclosure is required.

9.

PROPOSAL 2 – SYNOPSIS – How do the funds’ management and distribution arrangements compare?

C:

The Staff requests we disclose the discount rates.

R:

Information regarding the funds’ mandate and discount rates are included in each fund’s Statement of Additional Information, which are incorporated into the proxy statement/prospectus by reference.

10.

PROPOSAL 2 – SYNOPSIS – Who bears the expenses associated with the Reorganizations?

C:

The Staff requests we disclose the estimated total expenses associated with the reorganization.

R:

Form N-1A generally does not require separate disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. Nonetheless, the capitalization table footnotes include the estimated one-time proxy costs related to the proposals. As a result, we believe our existing disclosure is sufficient.

11.

PROPOSAL 2 – THE PROPOSED TRANSACTION – Agreement and Plan of Reorganization

“The value of Fidelity Latin America Fund’s assets to be acquired by Fidelity Emerging Markets Fund and the amount of its liabilities to be assumed by Fidelity Emerging Markets Fund will be determined as of the close of business of the NYSE on the Closing Date, using the valuation procedures set forth in Fidelity Emerging Markets Fund’s then-current Prospectus and Statement of Additional Information. The net asset value of a share of Fidelity Emerging Markets Fund will be determined as of the same time using the valuation procedures set forth in its then-current Prospectus and Statement of Additional Information (Valuation Procedures).”

C:

The Staff requests we explain if there are material differences in the valuation procedures between the funds and, if so, requests we disclose any material differences.

R:

There are no differences in the valuation processes between the target and acquiring funds.

12.

PROPOSAL 2 – THE PROPOSED TRANSACTION – Reasons for the Reorganization

C:

The Staff requests we expand to explain the potential benefit to FMR and its affiliates.

R:

We will modify the disclosure as follows:

“In determining whether to approve the Reorganization, each fund’s Board of Trustees (the Board) considered a number of factors, including the following:

. . .

   (8)

the potential benefit of the Reorganization to FMR and its affiliates, such as reducing the number of funds managed.”

13.

PROPOSAL 2 – THE PROPOSED TRANSACTION – Reasons for the Reorganization

C:

The Staff requests we clarify if there are any alternatives to the reorganization that were considered by the Board.

R:

The “THE PROPOSED TRANSACTION - Conclusion” section notes that the Board has approved a plan of liquidation for Fidelity Latin America Fund in the event that shareholders of the fund fail to approve the reorganization.

14.

PROPOSAL 2 – THE PROPOSED TRANSACTION – Federal Income Tax Considerations

“(ii) Fidelity Latin America Fund will recognize no gain or loss upon the transfer of substantially all of its assets to Fidelity Emerging Markets Fund in exchange solely for Fidelity Emerging Markets Fund shares and the assumption by Fidelity Emerging Markets Fund of all liabilities of Fidelity Latin America Fund, except that Fidelity Latin America Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code;”

C:

If gains or losses will be material, the Staff requests we quantify them. If not, the Staff requests we disclose there are no material gains or losses.

R:  We do not expect any such gain or loss to be material. We will modify the disclosure as follows:

“(ii) Fidelity Latin America Fund will recognize no gain or loss upon the transfer of substantially all of its assets to Fidelity Emerging Markets Fund in exchange solely for Fidelity Emerging Markets Fund shares and the assumption by Fidelity Emerging Markets Fund of all liabilities of Fidelity Latin America Fund, except that Fidelity Latin America Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code (any such gain or loss is not expected to be material);”

15.

OTHER INFORMATION ABOUT THE FUNDS (ALL PROPOSALS)

“With respect to Proposal 2, FMR will bear a portion of the one-time administrative costs associated with the Reorganization, including professional fees, expenses associated with the filing of registration statements, and the cost of soliciting proxies for the Meeting, which will consist principally of printing and mailing prospectuses and the Proxy Statement, together with the cost of any supplementary solicitation.”

C:

The Staff requests we disclose the estimate of the costs referenced.

R:  Form N-1A generally does not require separate disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the names of the persons by whom the cost of solicitation has been or will be borne, however does not require disclosure of the estimated costs to be borne be each such person. As a result, we believe our existing disclosure is sufficient.

16.

OTHER INFORMATION ABOUT THE FUNDS (ALL PROPOSALS)

“All proxies solicited by the Board of Trustees that are properly executed and received by the Secretary prior to the Meeting, and that are not revoked, will be voted at the Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on a properly executed proxy, it will be voted FOR the matters specified on the proxy card. All shares that are voted and votes to ABSTAIN will be counted toward establishing a quorum, as will broker non-votes. (Broker non-votes are shares for which (i) the beneficial owner has not voted and (ii) the broker holding the shares does not have discretionary authority to vote on the particular matter.)”

C:

The Staff requests we include in the disclosure that, if no instructions are provided with respect to proposal 2, brokers may not vote on the matter.

R:

The language in the “OTHER INFORMATION ABOUT THE FUNDS (ALL PROPOSALS) – Record Date; Quorum; and Method of Tabulation” section provides that broker non-votes will only be counted for purposes of establishing a quorum. As a result, we respectfully decline to modify the disclosure.